UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submits the following information:

Name:	TriplePoint Global Venture Credit, LLC

Address of Principal Business Office:	2755 Sand Hill Road
Menlo Park, CA 94025

Telephone Number:	(650) 233-2102

Name and Address of Agent for Service of Process:	Sajal K. Srivastava President TriplePoint Global Venture Credit, LLC 2755 Sand Hill Road Menlo Park, CA 94025

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1)/3(c)(7) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the 1940 Act pursuant to section 54(a) of the 1940 Act to be duly executed on its behalf in the city of Menlo Park and the State of California on the 29th day of October 2019.

TriplePoint Global Venture Credit, LLC

/s/ Sajal K. Srivastava
Name:	Sajal K. Srivastava
Title:	President

Attest:	/s/ James P. Labe
Name: James P. Labe
Title: Chief Executive Officer